INVEST IN **RAD AI**

The Marketing AI Platform With an EQ

PITCH VIDEO INVESTOR PANEL


RAD
The Marketing AI Platform With an EQ

radintel.ai Santa Monica CA

Software Technology Artificial Intelligence B2B Tech

LEAD INVESTOR

Joseph Freedman Private Equity Investor

Rad's Artificial intelligence technology provides its users with a recipe for successfully driving digital marketing traffic and conversions. Using this type of deep AI is more and more critical to marketing success and getting the maximum return on the billions being invested in content marketing. I am convinced that the RAD team has developed AI based writing tools and analytics that are unparalleled. They should be an essential part of every CMO's toolkit to drive revenues, save costs and vastly improve performance of all content marketing, from email campaigns, to blogs and landing pages, to product descriptions and and digital ads.

Invested $20,000 this round & $4,500,000 previously

Highlights

1. 3X revenue growth from 2021 to 2022; 12/mo run rate is $1.2 million
2. President, CEO & CGO have (5) combined exits
3. Investors include Fidelity, Expert Dojo, MaRS AC; over 1200 private investors
4. Enterprise clients; Dignity Health, Conde' Nast, Accenture and NCM; more under NDA
5. Multi-year contract with a leading travel and hospitality brand valued over $30BN*
6. Multi-year contract with a top 5 financial services company with over $3 trillion in AUM*
7. Technology outperforms Google's language AI Bert by 30%
8. RAD clients average 250% improvement across every digital marketing channel

Our Team



Jeremy Barnett CEO

3X founder and digital marketing pioneer. Backed by VC's/funds like Fidelity, SOS V, Expert Dojo & MaRS AC. Two (2) exits. Co-founded/exited Trendy Butler (fashion tech). Experience building brands from 0-100 employees. Rasied >$30m last 3 ventures.

I used over 20 "agencies" over a 4 year time frame while running Trendy Butler (exit '17). The common throughline was mediocre performance. For this reason, I learned digital marketing and how to make sense of

I used over 20 "agencies" over a 4 year time frame while running Trendy Butler (exit '17). The common throughline was mediocre performance. For this reason, I learned digital marketing and how to make sense of the creative and data. Fast forward to the Atomic Reach merger, we both knew the AI solution for content was the missing RAD ingredient.



Bradley Silver President

3x founder. Tech entrepreneur and pioneer since 2001. Two exits. Backed by VC's/funds like Fidelity, MaRS AC, Brigus Capital & Greybrook. Founder of a top 100 startup (Brand Intel); raised >$35m across last 3 ventures. Specific expertise on scaling.



Stephen Klein Chief Growth Officer

Harvard MBA & AI ethics leader. Former CMO (Next Law, Dentons) the largest law firm in the world. Co-founded/CMO/exited LOYAL3. Led orgs of 10,000+ employees. Has held SEC/FINRA brokerage licenses including series 7, 24, 63 & 79.



Joseph Freedman Chairman

Joint MBA @ York University & Osgood Hall Law. Former securities lawyer & Vice Chair of PE @ Brookfield, partner responsible for M&A and fund activitities. Director of several public & private orgs including Bridgemarq Real Estate (TSX:BRE).



Leah Kim Sr. Director of Client Success

BS & Finance w/ honors @Cal-State Fullerton. Responsible for scaling and onboarding enterprise clients like MGM, UBS, Dignity Health and Ro-Mind. Client success/execution expert and AMA Certified.



Emillian Tita Lead Engineeer and Dev Ops

Computer Sciences, BS @ Wes University of Timisoara. Dev/software engineer >25 yrs. Developed machine learning models for context extraction from text using 470M/millisecond response ratio. Pioneer in neural networks, ML, AI & computer vision.



Matthew Samson MLDeveloper - NLP and Deep Learning

MS - M.Sc, Computer Science University of Guelph. >4/yrs experience in AI. Specializing in Machine/deep learning, natural language processing, computer vision, optimization and information systems.



Hassan Zia Sr. Full Stack Developer

MS Software Engineering, Seneca. With RAD AI for 8 years. >7 yrs experience in Php, JavaScript, React.js, MySQL. Responsible for technology design concepts and ML/AI methodology.



Pavlo Parkhomenko Data Scientist

B/S, Mathematical Finance, University of Waterloo. Expert across Python, C/C++, HTML/CSS. Recognized innovator across text subjects, machine learning and natural language technologies.



Leah Ghavami Content Marketing

MS @USC, Marshall School of Business for Marketing. Responsible for content creation and approvals across clients like MGM, UBS, NCM and Ro-Mind.



Justin Kim Data Ops

BS/BA and Analytics, Chapman University. Responsible for data visualization and machine learning (ML) analysis for RAD AI clients. Optimized >10,000 pieces of content using RAD AI for diverse client types. Google Analytics 2x certified.



Ally Kim Marketing

BA in Business Administration and Entertainment from Cal State Fullerton. Eesponsible for enterprise creative concepts for clients like NCM, UBS, Ro-Mind and MGM.



Dusan Popovic Creative Director

Dusan is RAD's first team member and is responsible for design, UI/UX and key client deliverables. He is the former creative director of PRVA TV, Sound Bridge and Mad Head Games.



Bobby John Board Member

BAS & Computer Sciences, Univeristy of Toronto. Tech pioneer w/ >20/yrs experience. Founder of Band of Coders (2002). Recognized as global technoloy leader.



Aaron Kuntz Board Member

Board member and founding investor @RAD, co-founder of Lead Genesis, Acquired. COO of Datamyx, formely MarketerNet *Experian *M.S, Northwestern University.

Why RAD AI?

CONTENT AI TECHNOLOGY OWNED BY THE CROWD

Digital content marketing influences every decision that we, as internet users decide on. Whether consciously or not, content marketing drives what consumers buy, read and engage with online. In short, content and language matters when trying to influence a purchase decision.

RAD AI, which stands for Remove All Doubt was born January of 2018 after RAD CEO Jeremy Barnett exited his previous venture in 2017. Together, with an A+ team that had already gone to war together, the RAD mission to improve content advertising was born.

WHEN TWO AMAZING TEAMS COLLIDE ON A PROBLEM, MAGIC HAPPENS

Sometimes things are just meant to happen. After carefully gathering several proof points, RAD and Atomic Reach decided to formally partner up and merge. The hypothesis being that together, we'd form the most powerful content AI known to humans. More about our content AI below and how it's efficacy performs 30% better than Google's language AI, better known as [Bert].


RAD AI

Two highly motivated founders are better than one. An amazing sales and business development infrastructure thrives when selling an innovative product that delivers measurable ROI performance.

As a result of the merger, the Rad AI product offering is both highly differentiated and proprietary. Our collective mission remains constant; to improve the content marketing performance with certainty for each and every RAD client. But what we are most excited about are the client wins. These wins justify our mission, business model and growth plans.

Click here to see how RAD AI works for Healthcare Enterprises.


See why our healthcare enterprise client types feel great about RAD AI
Our RAD AI content recipe improved every consumer touchpoint it was used on.
Articles, ads, emails and product descriptions perform on average 225% better when optimized with RAD AI
215%
Increase in pageviews
253%
Increase in sessions per article
130%
More leads per article

THE BIG PROBLEM

Our founding team has successfully built online businesses using a combination of paid social advertising, content creation and influencer marketing. Our work has been featured on TechCrunch, Facebook Business, Entrepreneur, Inc.com, Vanity Fair, Voyage LA, HuffPost, Marketing AI Institute, B2B News Network, TechVibes, The Next Web, Content Marketing Leaders, Curata, CBS and IT World Canada.

Both founders (Jeremy and Bradley) have each spent over a decade in digital media. Over the years, we've felt the pain associated with digital advertising, content creation and the performance problems associated.

Big issues like...

- What language should be used in my content marketing and why?
- Overly dependent on social platforms like FB/IG/TT/GG
- Who influences the topics my customers care about and why?
- What topics and trends should content be created about and why?
- How do I know if my content marketing strategy is working?

Even with the problems listed above, brands continue to increase spending each year across strategic content investments.


Wrong Channel
Poor Tracking
Incorrect Content Type
RAD AI
Over $75 Billion each year is wasted on ineffective digital marketing campaigns
Wrong Language
Lack of Customer Segmentation
Guessing About Strategy
Creating Content with Mathematical Certainty.
We eliminate marketing jargon by using machine learning (ML) to provide the optimal content recipe.
Unlock critical data patterns that delivers return on investment (ROI)
Create content and messaging that increases the value of our clients marketing spend
Detects influential personalities and trends that have the greatest potential to deliver viral moments

Moreover, marketing tactics like influencer marketing have become expensive and hard to measure. Performance inconsistency and attribution issues across platforms like Facebook, Instagram and Google are equally troubling. These challenges are standard across most digital marketing environments for online brands.

WE SOLVE THESE PROBLEMS WITH WORLD CLASS CONTENT AI

RAD AI transforms these problems with by using propietary Machine Learning (ML) to create content your customers love. More simply put, imagine if you knew the right language, words and content that needed to be communicated to attract your ideal customer.

Sounds too hard to understand? Learn more about AI and content marketing by reading our **RAD AI Whitepaper here.**

Here's how the RAD AI algorithm works. First, we identify the language, topics and sentiment patterns that will reliably deliver a material increase in the brands content marketing performance. A more technical explanation of this process is called "nonlinear regression analysis" that is centrally focused on your content performance history.

And second, when applying the RAD AI (analysis and recipe) to content versus other methods, we deliver more sales and better content performance.

This short tutorial shows RAD AI in action!


Rad AI in Action
from Wefunder Video
Manage Profiles
ENTERTAINMENT
00:40
vimeo

Traction and revenue validates the problem we solve....

We believe that new revenue, client renewals and growth is what validates a viable business model. Our traction and client performance point towards a business that is at the beginning of hockey stick growth. We've already doubled revenue from 2020 to 2021 and have a $2.1m run rate over the next 12 months. Clients are renewing and average order values (AOVs) are increasing.

WHY OUR PARTNERS, INVESTORS AND TEAM ARE EXCITED...


$857k
2021 revenue
$2.1M
12 month run rate
$380k
$857k
YTD Revenue
2021 Revenue
$2.1M

*Run Rate projections are forward thinking statements

Both Revenue and contract value are growing fast....

Since the merger our combined product offering has drastically improved the average contract value per client. These proof points are exciting as we expect contract values to continue to increase.

CONTRACT VALUE HAS INCREASED BY >3X SINCE WE'VE MERGED





$15,000
Atomic Reach average contract value prior to merger
$10,000
Rad Intelligence average contract value prior to merger
$45,000
Rad AI average contract value post merger

THE WORLD IS TAKING NOTICE AND PEOPLE ARE TALKING

AI and machine learning (ML) continues to entrench themselves into the content strategies for today's most relevant brands. RAD AI is getting traction and people have taken notice.



Atomic AI helps marketers write better
HUFFPOST
CBS
ITWC
Techvibes

YOU KNOW SOME OF OUR ENTERPRISE CLIENTS....

We are proud of the work we do and enterprise clients are adopting RAD AI.



CONDÉ NAST
NCM
Dignity Health
accenture
Magellan HEALTH
DIGI OUTSOURCE
UBS

ARTIFICIAL INTELLIGENCE (AI) IS AN INDUSTRY FILLED WITH GROWTH AND INNOVATION

The total addressable market for content marketing exceeds $40bn yearly. Moving into 2022, growth is projected >14% CAGR. While this growth is impressive, artificial intelligence (AI) revenue and market size will grow from $30bn to $299bn during the period of 2021-2026.

Right place, right time and RAD AI is positioned to be the gold standard content AI platform.

If some of you are thinking it's impossible to have built something so valuable, so fast... you're right (well, mostly right). If you support RAD, you're most certainly aware of the recent merger with Atomic Reach. To this point, the merger was technically a stock acquisition. Put even more simply, Rad Intelligence acquired Atomic Reach for stock. Let's take a closer look at what this means from a client and product perspective.

- Atomic Reach was originally founded in 2012
- Over >$21m invested into technology platform (now Rad AI) prior to the merger/acquisition
- Atomic Reach (now RAD AI) machine learning (ML) and language models tested at 30% improvement over Google Bert, respectively
- Proof of concept validation + successful enterprise client tests include Accenture, Golf Town, Dignity Health, UBS, Magellan Health and Digi Outsource
- In August of 2021, Atomic Reach was acquired by RAD AI

OUR CRAZY JOURNEY THUS FAR



Atomic Reach was founded, angel funding $1M
Atomic Reach seed funding, $3.2M
Atomic Reach machine learning (ML) efficacy testing and trials for Natural Language Generation NLG models
Atomic Reach financing, $9M (Atomic Reach; Mars VC, GenWealth VC and angel investors)
Atomic Reach, now RAD AI machine learning (ML) and language models tested at 30% improvement over Google Bert, respectively
RAD was founded, pre-seed funding $1M (Expert Dojo and Dzhel Ventures)
Atomic Reach financing, $3.4M (Fidelity and angel investors)
Atomic Reach eCommerce (Golf Town) proof of concept testing and conversion efficacy
Atomic Reach, Accenture, proof of concept (email performance)
Atomic Reach, Apruv proof of concept (blog and article performance)
RAD lists on Wefunder, raises $977k
RAD proof of concept with SPIN, Fisker and Nikola
Atomic Reach, proof of concept with Digi Outsource, Magellan Health and Dignity Health($1B+ enterprisess
Atomic Reach/Rad proof of concept testing
Atomic Reach and RAD merge into RAD AI, $1.2m funding (private round, previous investors)
Proof of concept tests with several enterprise clients convert to 1/yr + contracts

EXPERIENCED MANAGEMENT TEAM



Jeremy Barnett

CEO Jeremy Barnett is a 3X founder, host of the Rad intelligence podcast. His companies have been backed by Expert Dojo, Dzhel Ventures, SOS Ventures and startup angels (accredited and CF)

- Previous Exits - Trendy Butler ('17)
- Orphaned Starfish Foundation - Founder, (Los Angeles Chapter) 14,000 Kids, 28 countries & 68 computer centers.
- Facebook Business - "Advertising Innovation"
- Vanity Fair - "LA Innovators"
- Inc.com - "Machine Learning in Fashion"
- USC Marshall School of Business - "Quarterly speaker"



Bradley Silver

President Bradley Silver is a 2x founder and his companies have been backed by Fidelity, GenWealth Venture Partners and several accredited private investors.

- Previous Exits - Brand Protect ('19)
- Enterprise Clients - Royal Bank of Canada, Wells Fargo, CBS, Activision, FOX, and ABC and Variety
- TechCrunch - "AI Content Innovation"
- Huffington Post - "AI and The End of the Human Author"
- TechVibes - "AI and Content Marketing"
- Marketing AI Institute - "Machine Learning to Score Content"



Joe Freedman

Board Chairman Joseph Freedman is a Joe Freedman is a private equity investor, corporate director with 25+/yrs experience. Including 18/yrs at Brookfield Asset Management, Vice Chair of Private Equity, General Counsel and the Partner responsible for M&A transactions execution.

- Brookfield Asset Management - 18 years
- Previous positions - @brookfield, Vice Chair of Private Equity, Partner responsible for M&A transactions, fund formation and fund operations
- Securities Lawyer - private equity transactions and public company M&A
- Director of several private and public companies and nonprofits - Bridgemarq Real Estate Services (TSX:BRE) and the Canadian Civil Liberties Association
- MBA/LL.B from the Schulich School of Business at York University and Osgoode Hall Law School in Toronto



Stephen serves as the RAD AI Chief Growth Officer. He's a seasoned strategy, operations, and marketing executive with deep expertise within the advertising agency, Fortune 500, and Silicon Valley entrepreneurial worlds. He has lived and worked in more than 15 countries, across industries including technology, entertainment, finance, and law.

- Served as Chief Strategy and Marketing Officer for Nextlaw, the wholly owned innovation subsidiary of Dentons, the largest law firm in the world
- Industry expert and speaker across the US, Europe, and Asia on the topic of AI Ethics
- Co-founded/exited LOYAL3, a fintech and investment company that


Stephen Klein
democratized the capital markets by making IPOs available to everyday Americans
Deeply involved in pro bono teaching and consulting through the Harvard Business School as a member of the Bay Area Harvard Leadership Council
Harvard MBA and has held SEC/FINRA brokerage and banking licenses including Series 7, 24, 63 and 79 (investment banking).

Our new business model has transformed client revenue and renewal rates in less than 6 months. Most importantly, our model and product offering has created relationship dependencies with each of our clients.

This means client transaction revenue converts into long term contracts after the proof of concept. This value creation turns into a mutually valuable relationship that is underpinned by one (1) year contract commitments

HAPPY CLIENTS = STICKY REVENUE AND GROWTH

We love our clients, and they love us. It's a technology romance driven by AI innovation, content performance and an A+ customer success team.


RAD AI is our go to content AI platform for enterprise brands that demand performance.
Adam Hua


Our entire team has bought into the RAD AI suite of products and we are scaling our sales efforts as we speak
Tim Brady

ENTERPRISE BRANDS HAVE ADOPTED RAD AI

Marketing teams at enterprise brands are constantly tasked with creating consistent, high performing content. Below are examples of how enterprise brands use RAD AI to improve their content marketing.

See our eCommerce case study here.


Campaign case study and summary of viral influencer moments
21
Total Influencers
3,698,739
Total Views
22,012
Total Shares
14.87%
Engagement Rate
543,029
Total Likes
4,266,978
Total Engagements

Case study for eCommerce viral influencer moments

See how Accenture, the worlds largest professional services firm used RAD AI to improve thier content marketing.

See our case study with Accenture here.


RAD AI case study and summary for Accenture
81%
60%
32.9%
Avg. increase in views/articles
Avg. increase in daily views
Email open rate improvement

Accenture case study

We are proud of the work we've done and love to show it off. See more content and influencer marketing case studies here.



RAD – OUR PROCESS



AI CONTENT AUDIT



MEET RAD AI FOR CONTENT

RAD AI Marketing Resources


300%

PFS GOOGLE ADS


apruve

APRUVE


accenture

ACCENTURE

RAD AI Content Case Studies


RAD TKO's
WIN!

CRUSH/CANELO


THINK
ROYLN

THINK ROYLN



PREPDECK

RAD AI Influencer Case Studies

AND RAD AI IS JUST GETTING STARTED.....

Growth plans are squarely focused on expanding our product offering to service increased demand for new and existing RAD clients. As more clients adopt, more opportunities to increase the contract value will arise. It's go time!

See our product roadmap just below....


Product enhancements our clients will love
AI Editor Enhancements
AI Style Shifting
AI Content Generation
AI-Enabled Social Posting
Digital Ads
Enhanced Reporting
Content Scoring
Advanced lift Analysis
RAD AI

Since the merger, we've doubled revenue and increased our run rate by 3x. The market opportunity is getting larger by the year and we are poised to be the gold standard content AI platform for marketers.

By investing in RAD AI now, you get to participate in the upside alongside VCs, financial institutions, professional investors and recognized industry leaders.


We've increased our run rate by 3X since merging with Atomic Reach and are not slowing down
$300,000
$850,000
$3.4M
$7.7M
$14.8M
$29.1M
$29M
101%
2021
2022
2023
2024
2025
2026

This graph contains forward-looking projections that cannot be guaranteed.

For those of you that know us, you know we are committed to transparency and communication no matter how big or small the investor. Opportunities to invest into the leading content AI software are rare.

Our time has come and we want you to join us!

SIGNIFICANT OPPORTUNITIES TO GROW


AI INFORMED
CONTENT CREATION
AI OPTIMIZED
DISTRIBUTION
SOFTWARE
AND FEATURE
UPGRADES


Visual and video
One stop shop, comprehensive solution
Buyer's journey optimization
Blogs, articles, influencers, emails and product descriptions
Persona connectivity to AI selected campaign topics
Paid media tools and enhancements

INVEST NOW AND GET EXCLUSIVE INVESTOR PERKS

Investor perks range from $1000 to $25,000 thresholds. Here's what you get!

- $1000 - Become a marketing expert and get exclusive access to 3 private panels where you can ask today's smartest marketing minds about content marketing and the tactics they use.
- $5000 - Enjoy the perks of $1000 + get one 30 minute (1 on 1 session) to discuss your digital businesses marketing challenges and goals. Our team of experts will show you how to publish AI-optimized content that speaks to your audience. Use it for yourself or gift the perk to a colleague.
- $10,000 - All the perks listed above plus get 2 months access to our AI platform. This perk includes AI content training as if you are a paying customer. Use it for yourself or gift the perk to a colleague.
- $25,000 - Enjoy the perks of $1000, $5000, $10,000 and participate in quarterly investor updates hosted by our founding team. You'll be able to ask questions as the company grows. Included with this perk is a lunch date (in person or virtual, depedning on location) with RAD AI CEO, Jeremy Barnett.

OUR COMMITMENT TO OUR INVESTOR COMMUNITY

RAD Exit Strategy:

We believe brands should raise money to fuel measurable growth. As RAD AI CEO, it is my responsibility to ensure our vision bleeds through every interaction, moment and client deliverable.

Our RAD team is committed to delivering a return for each investor. We have goals and the team to bring the company to the public markets within 5 years time. As we all know, nothing is certain and predicting the future is impossible...

OUR RAD TEAM IS COMMITED TO ACCOMPLISHING THESE GOALS.

You should know that our entire team will work tirelessly for you every step of the way. Most of you that have gotten to know us already understand how we think and operate.

This mindset will not change as our mission is to get every supporter (no matter how big or small) the absolute best return on their investment.

This is our commitment to you.

Valuation:

We know our valuation is attractive. We've been told we could raise at 2X the listed valuation for this round. As such, AI technology and software companies consistently raise at 15-50x ARR.

The following points further demonstrate shareholder value:

- Our teams talent is rare
- The technology and IP is a defensible moat
- Experienced management
- Several client proof points and enterprise clients

Delivering value is important to the founding team. For this reason, we've priced this round attractively at 8x our revenue run rate (for early bird terms).

For those of you that support our mission, we want to return the sentiment. This is our thank you for being an early supporter and we want to reward you for believing in our RAD team.

We hope you see how important this mission is to each stakeholder. As management, we've taken businesses to exit several times and made plenty of lessons along the way.

Bottom line... we've priced our round conservatively to create meaningful upside for each investor. We hope you join our RAD journey!


INVEST IN
RAD AI

Downloads

RAD AI Investor Deck 9 copy 2.pdf